

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via e-mail
Troy C. Patton
Chief Executive Officer
Wind Power Holdings, Inc.
29 Pitman Road
Barre, Vermont 05641

> **Re:** **Wind Power Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed February 12, 2014**
> **File No. 001-36317**

Dear Mr. Patton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In several places, your disclosure appears to assume a particular outcome in relation to the Private Placement and the Acquisition; notably, the contemplated pro forma share ownership on page 64. Please tell us how and when you intend to complete the information omitted about these transactions. In this regard, please note the automatic effectiveness of your registration statement noted above and the incomplete nature of the information in your filing.

<u>Company Overview, page 1</u>

2.   Please clarify what you mean by the percentages of commercial availability you cite for your product and explain how you know what this percentage is.

3.   Please provide support for your belief that your direct-drive design "delivers higher energy capture, and provides increased reliability due to reduced maintenance and downtime costs."

<u>Technology Licensing, page 4</u>

4.   We note that you intend to file your agreement with WEG by amendment, and to request confidential treatment for certain portions of the agreement. Please note that we will continue to comment on your related disclosure until you have cleared staff comments on any related confidential treatment request and disclosed all material terms of the agreement.

<u>Overview, page 36</u>

5.   Please revise your disclosure to more clearly explain the number of business lines in which you operate. For example, page 2 states that you operate in three business lines, while pages 37, F-32, and F-61 state that you operate under four business lines, and the tables on pages 46, F-32, F-33, and F-61 show four business lines as well.

<u>Directors and Executive Officers, page 65</u>

6.   Please state the term of office for each of your directors as required by Item 401(a) of Regulation S-K.

<u>Executive Compensation, page 69</u>

7.   Please update for the most recently completed fiscal year.

8.   Please provide the disclosure on Director Compensation required by Item 402(r) of Regulation S-K.

<u>Exhibit 10.7</u>

9.   Exhibit 10.7 states that a number of Exhibits and Schedules are attached to that document, however some of these items are not actually attached. Please advise or revise accordingly.

Interim Condensed Financial Statements, page F-38

Note 2. Summary of Significant Accounting Policies, page F-43

-Revenue Recognition, page F-44

10.   We note from page 44 that you have a new strategy of supplying prototypes builds for licensing and development customers. Please tell us the key terms of these arrangements. Please also explain how your supplying of these prototypes has impacted your accounting for the licensing and developments contracts with these customers.

Note 8. Debt and Senior Secured Convertible Notes, page F-52

11.   We note your reference here to certain transactions with related parties. Please explain to us how you considered including the related party disclosures outlined in FASB ASC 850-10-50 related to the senior secured convertible notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, staff accountant, at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz, attorney-advisor, at (202) 551-3689 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Martin C. Glass, Esq., Goodwin Procter LLP